SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A))

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Crude Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y1820X 106
(CUSIP Number)

Ioannis E. Lazaridis
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 5, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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1.	Name of Reporting Person		Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group		(A) (B)	☐ ☐
3.	SEC Use Only
4.	Source of Funds:		OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization:		Greece
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:	145,000 (1)
	8.	Shared Voting Power:	2,105,263 (2)
	9.	Sole Dispositive Power:	145,000 (1)
	10.	Shared Dispositive Power:	2,105,263 (2)
11.	Aggregate Amount Owned by Each Beneficially Reporting Person		2,250,263 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11)		14.1% (4)
14.	Type of Reporting Person		IN

(1) Represents the number of shares of common stock, par value $0.0001 (the “Common Stock”), of the issuer purchased on the open market and beneficially owned by the Reporting Person.

(2) Represents the number of shares of Common Stock of Crude Carriers Corp. (the “Issuer”) issuable upon conversion of the shares of the Issuer’s Class B Stock, par value $0.0001 per share (the “Class B Stock”), convertible into shares of Common Stock at a conversion rate of 1:1, deemed to be beneficially owned by the Marinakis family, including the Reporting Person, through its ownership of Crude Carriers Investments Corp. (“CCIC”), a Republic of the Marshall Islands corporation, as of the date hereof.

(3) Represents in aggregate the number of shares of Common Stock of the issuer beneficially owned by Mr. Marinakis plus the number of shares of Common Stock of the Issuer issuable upon conversion of the shares of the issuer’s Class B

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Stock deemed to be beneficially owned by the Marinakis family, including the Reporting Person, through its ownership of CCIC.

(4) The percentages reported in this Schedule 13D are calculated using a denominator of 16,004,663, which includes 13,899,400 shares of Common Stock outstanding as of the date hereof (which includes 399,400 shares of Common Stock issued under the Issuer’s 2010 Equity Plan), and the 2,105,263 shares of Common Stock that the Class B Stock described above is convertible into.

CUSIP No. Y1820X 106	Page 4 of 7

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the disclosures in Items 3, 4, 6 and 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2010, relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Crude Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 1 have the meanings given to them in the Merger Agreement (as defined below).

On May 5, 2011, Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”) and Issuer each approved to undertake a merger between CPLP and Issuer, pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among CPLP, Capital GP L.L.C., a Marshall Islands limited liability company (“Capital GP LLC”), Poseidon Project Corp., a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of CPLP (“MergerCo”), and Issuer (the “Merger Agreement”), under which MergerCo will merge with and into Issuer (the “Merger”), such that following the Merger, CPLP will be the sole stockholder of Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

As more fully described in Item 4 hereof, each of the Reporting Person, Ioannis E. Lazaridis, Gerasimos G. Kalogiratos and Crude Carriers Investments Corp., a Republic of the Marshall Islands corporation (collectively, the “Stockholders”) and CPLP entered into a Support Agreement, dated as of May 5, 2011 (the “Support Agreement”), which was executed simultaneously with the Merger Agreement.  An aggregate of 154,000 shares of Common Stock and 2,105,263 shares of Issuer’s Class B Stock are subject to the terms of the Support Agreement.  Each Stockholder’s obligations under the Support Agreement are individual obligations and are not joint or several obligations of the Stockholders.

The transactions contemplated by the Support Agreement are not expected to require the material expenditure of any funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

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Pursuant to the Support Agreement, each Stockholder has agreed, among other things, to:

(i)           appear at the Company Meeting and at any other meeting of the Issuer’s stockholders, however called, including any adjournment or postponement thereof, or otherwise cause its Existing Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)           vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of the Existing Shares (i) in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and any other action required in furtherance thereof submitted for the vote or written consent of the Issuer’s stockholders; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer contained in the Merger Agreement; (iii) against any Acquisition Proposal; and (iv) against any action, agreement or transaction that would or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement.

In addition, subject to certain limited exceptions, each Stockholder has agreed under the Support Agreement that, while such Agreement remains in effect, it (i) has not entered into, and shall not enter into any voting agreement or voting trust with respect to its Existing Shares, (ii) has not granted, and shall not grant a proxy, consent or power of attorney with respect to its Existing Shares (other than a proxy or proxies to vote its Existing Shares in a manner consistent with the Support Agreement) and (iii) shall not knowingly take any action that would make any representation or warranty of such Stockholder contained therein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing any of its obligations under the Support Agreement in any material respect.

The purpose of entering into the Support Agreement was to induce CPLP, Capital GP LLC and MergerCo to enter into the Merger Agreement and to facilitate the approval of the transactions contemplated thereby.

Pursuant to the Merger Agreement, MergerCo will be merged with and into Issuer, such that following the Merger, CPLP will be the sole stockholder of Issuer, and each issued and outstanding share of each of the Common Stock and the Class B Stock shall be converted at an exchange ratio of 1.56 CPLP common units for each share of the Issuer.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Person does not have any present plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

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Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Support Agreement, the terms of each of which are incorporated herein by reference to Exhibits A and B hereto.  Capitalized terms used in this Schedule but not defined herein shall have the meanings ascribed to them in the Support Agreement.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Exhibit A—Agreement and Plan of Merger, dated as of May 5, 2011, by and among CPLP, Capital GP LLC, MergerCo and Issuer (incorporated by reference to Exhibit I to Issuer’s Current Report on Form 6-K filed with the Commission on May 9, 2011).

Exhibit B—Support Agreement, dated as of May 5, 2011, by and among the Stockholders and CPLP.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2011

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis